Exhibit 5.1

April 26, 2011

LPL Investment Holdings Inc.

One Beacon Street

Boston, Massachusetts 02108

Re: Registration Statement on Form S-3 filed on April 25, 2011 (Registration No. 333-173703)

Ladies and Gentlemen:

This opinion is furnished to you in connection with the above-referenced registration statement (the “Registration Statement”) and the base prospectus dated April 25, 2011 (the “Base Prospectus”) and prospectus supplement dated April 26, 2011 (together with the Base Prospectus, the “Prospectus”) filed with the Securities and Exchange Commission by LPL Investment Holdings Inc., a Delaware corporation (the “Company”), pursuant to Rule 424 promulgated under the Securities Act of 1933, as amended (the “Act”). The Prospectus relates to the offering (the “Offering”) of up to 6,212,714 shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of the Company by certain stockholders of the Company, which Shares are covered by the Registration Statement.

We have acted as counsel for the Company in connection with the Offering. For purposes of this opinion, we have examined and relied upon such documents, records, certificates and other instruments as we have deemed necessary.

The opinions expressed below are limited to the Delaware General Corporation Law, including the reported cases interpreting those laws.

Based upon and subject to the foregoing, we are of the opinion that the Shares have been duly authorized, validly issued, fully paid and non-assessable.

We hereby consent to your filing this opinion as an exhibit to the Registration Statement and to the use of our name therein and in the Prospectus under the caption “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP